UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 09 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony appoints Peter Steenkamp as chief executive officer
Johannesburg: Monday, 9 November 2015. Harmony Gold Mining
Company Limited (“Harmony” or the “Company”) announces the appointment of Peter Steenkamp as its chief executive officer (CEO), effective 1 January
2016.
Following the announcement of Graham Briggs’ retirement in July 2015, the
Harmony board began a formal search for a new chief executive officer.
Harmony Chairman, Patrice Motsepe, said: “The board is very happy to welcome Peter back to Harmony. Peter worked for Harmony for four years and his last position at the Company was chief operating officer. He has more than thirty years’ experience in the mining industry and should lead Harmony to greater heights.”
Peter (55), holds a BSc degree in Engineering (Mining) and was most recently
Senior Vice President: Mining of Sasol Mining Proprietary Limited. Prior to
this he held executive positions at Harmony, African Rainbow Minerals (ARM)
and Pamodzi Gold.
“Returning to the gold sector and to Harmony is like coming home. The
Company has demonstrated its resilience during recent challenging times and has been positioned for profitability by the management team. I am committed to ensuring that Harmony creates value for all its stakeholders and is a globally competitive company," says Peter Steenkamp.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 09, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director